Exhibit 99.3
PRESS RELEASE
Hydrogenics Reports First Quarter 2007 Results
Significant Cost Reduction Measures Implemented
Increased Production and Orders in OnSite Generation Business
Highlights:
•	Q1 Revenues up 12% year over year

•	$30.8 million order backlog

•	Secured 8 new customers in Power Systems business

•	Actions implemented to deliver $4 million of annualized cost savings
Mississauga, Ontario. May 11, 2007 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting first quarter 2007 results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“During the first quarter we undertook a comprehensive analysis of our operations. As a result of this analysis we implemented a restructuring and streamlining of our operations to reduce our overall cost structure, and as anticipated, we effected the majority of this initiative by March 31, 2007,” said Daryl Wilson, President and Chief Executive Officer. “This initiative, as previously communicated, along with an improved order intake and the phased resumption of deliveries in our OnSite Generation business unit is anticipated to allow us to reduce annual cash consumption by a minimum of one third on an annualized basis,” added Wilson.
Results for the first quarter of 2007 compared to the first quarter of 2006
Revenues were $6.9 million for the first quarter of 2007, a 12% increase from revenues of $6.1 million for the comparable period of 2006 and reflects increased revenues in the Power Systems and Test Systems business units of 36% and 34%, respectively, partially offset by a 24% decrease in revenues in the OnSite Generation business unit, attributed to a phased return to historical production levels.
Gross profit, expressed as a percentage of revenues, was 13% (17% in 2006) and reflects lower overhead absorption in our OnSite Generation business unit due to the gradual resumption of production.
Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses less stock-based compensation expenses, were $9.3 million, a 26% increase from $7.4 million in 2006, primarily attributed to a $2.1 million charge taken in the first quarter of 2007 to streamline our operations and a $1.1 million reduction in funding of research and product development initiatives from third parties. These costs were partially offset by the absence of $1.1 million of one-time consulting charges related to Sarbanes-Oxley Act implementation and other business strategy matters as well as $0.2 million of other expenses.
Net loss was $8.3 million for the first quarter of 2007, consistent with the first quarter of 2006.
Results for the first quarter of 2007 compared to the fourth quarter of 2006
Revenues were $6.9 million for the first quarter of 2007, a 28% decrease in revenues over the fourth quarter of 2006.
Gross profit, expressed as a percentage of revenues, was 13%, compared to negative 1% in fourth quarter of 2006 due to the absence of late delivery penalties, additional warranty accruals and provisions for slow moving inventory in our OnSite Generation business unit.
Cash operating costs were $9.3 million, a decrease of 15% from $10.8 million in the fourth quarter of 2006.
Net loss was $8.3 million for the first quarter of 2007, a decrease of 62% from $22.1 million in 2006 primarily attributed to the absence of a $10.8 million impairment charge related to the intangible assets of Stuart Energy Systems Corporation and $1.3 million of other expenses incurred in the fourth quarter of 2006.
Liquidity
Cash and cash equivalents and short-term investments were $51.0 million as at March 31, 2007. The $9.3 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to $9.4 million of net cash outflows from operations inclusive of $1.9 million of non-cash working capital due to increased production and $1.3 million of severance payments.
Order backlog
Order backlog as at March 31, 2007 was $30.8 million, as follows (in $ millions):

	Q4/06	Orders	Orders	Q1/07
	Backlog	Received	Delivered	Backlog

OnSite Generation	$15.1	$4.5	$1.8	$17.8
Power Systems	8.3	1.4	1.6	8.1
Test Systems	6.0	2.4	3.5	4.9

Total	$29.4	$8.3	$6.9	$30.8

In addition to revenue recognized during Q1, we currently expect to deliver and recognize as revenue, a minimum of 75% of our total order backlog in the remainder of 2007.

First Quarter Highlights
Progress on markets:
     OnSite Generation
•	Booked $4.5 million of new orders

•	Delivered 2 hydrogen generation units for industrial applications

•	Exited the quarter with a $17.8 million order backlog
     Power Systems
•	Booked $1.4 million in new orders

•	Delivered 14 fuel cell power modules

•	Received power module orders from eight new customers including three customers developing integrated stand-alone renewable energy systems

•	Exited the quarter with an $8.1 million order backlog
     Test Systems
•	Booked $2.4 million of new orders in the quarter with eight customers

•	Delivered 19 test stations

•	Exited the quarter with a $4.9 million order backlog
     Progress on products and technology:
•	Launched next generation HyPX products targeted as a lead acid battery replacement for Class 1 forklift trucks at major North American materials handling tradeshow

•	Initiated new product development for low power test station
Conference Call Details
Hydrogenics will hold a conference call to review results on May 11, 2007 at 8:30 a.m. (EDT). To participate in this conference call, please dial 416-695-9719 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on the Corporation’s website at www.hydrogenics.com. Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will be available on our website for two weeks.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
Caution Regarding Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
For further information please contact
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	March 31	December 31
	2007	2006

Assets

Current assets
Cash and cash equivalents	$50,971	$5,937
Short-term investments	—	54,350
Accounts receivable	8,136	9,740
Grants receivable	1,948	1,901
Inventories	14,944	12,718
Prepaid expenses	996	1,539

	76,995	86,185

Property, plant and equipment	5,220	5,435
Intangible assets	438	500
Goodwill	5,025	5,025
Other non-current assets	33	28

	$87,711	$97,173

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$20,126	$21,380
Unearned revenue	8,386	8,809

	28,512	30,189

Long-term debt	8	94
Deferred research and development grants	595	133

	29,115	30,416

Shareholders’ Equity
Share capital and other equity	321,415	321,094
Deficit	(257,339)	(249,033)
Accumulated other comprehensive loss	(5,480)	(5,304)

	58,596	66,757

	$87,711	$97,173

Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	(loss)	equity
Balance as at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Net loss for the period	—	—	—	(130,759)		(130,759)
Foreign currency translation adjustments	—	—	—		(281)	(281)

Comprehensive loss						(131,040)

Shares issued:
Issuance of common shares on exercise of options	236,796	419	—			419
Stock-based consulting expense			39			39
Stock-based compensation expense			1,832			1,832

Balance as at Dec. 31, 2006	91,916,466	307,376	13,718	(249,033)	(5,304)	66,757

Net loss for the period	—	—	—	(8,306)		(8,306)
Foreign currency translation adjustments	—	—	—		(176)	(176)

Comprehensive loss						(8,482)

Shares issued:
Shares returned to treasury	(150,775)	(504)	335			(169)
Stock-based compensation expense			490			490

Balance as at Mar. 31, 2007	91,765,691	$306,872	$14,543	$(257,339)	$(5,480)	$58,596

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31,
	2007	2006

Revenues	$6,850	$6,136

Cost of revenues	5,936	5,083

	914	1,053

Operating expenses
Selling, general and administrative	6,947	6,638
Research and product development	2,862	1,215
Amortization of property, plant and equipment	224	264
Amortization of intangible assets	63	2,118

	10,096	10,235

Loss from operations	(9,182)	(9,182)

Other income (expenses)
Provincial capital tax	(18)	(26)
Interest	867	946
Foreign currency gains (losses)	30	(65)

	879	855

Loss before income taxes	(8,303)	(8,327)
Current income tax expense	3	5

Net loss for the period	$(8,306)	$(8,332)

Net loss per share
Basic and diluted	$(0.09)	$(0.09)

Shares used in calculating basic and diluted net loss per share	91,896,363	91,705,236

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2007	2006

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(8,306)	$(8,332)
Items not affecting cash
Amortization of property, plant and equipment	426	446
Amortization of intangible assets	63	2,118
Unrealized foreign exchange (gains) losses	(108)	(27)
Imputed interest on long-term debt	—	1
Non-cash consulting fees	—	19
Stock-based compensation	490	502
Net change in non-cash working capital	(1,937)	287

	(9,372)	(4,986)

Investing activities
Decrease in short-term investments	54,350	63,008
Purchase of property, plant and equipment	(211)	(265)

	54,139	62,743

Financing activities
Repayment of long-term debt	(37)	(63)
Deferred research and development grant	473	28
Common shares issued, net of issuance costs/(shares returned to treasury)	(169)	223

	267	188

Increase in cash and cash equivalents during the period	45,034	57,945

Cash and cash equivalents — Beginning of period	5,937	5,394

Cash and cash equivalents — End of period	$50,971	$63,339